Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W., Suite 500
Washington, DC 20036
Telephone 202.822.9611
Fax 202.822.0140
www.stradley.com

Christopher J. Zimmerman, Esq.

czimmerman@stradley.com

(202) 419-8402

June 25, 2018

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dominic Minore, Esq.

Re:	NexPoint Latin American Opportunities Fund

Pre-Effective Amendment No. 4 to the Registration Statement on Form N-2

File Nos. 333-210386, 811-23153

Dear Mr. Minore:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, NexPoint Latin American Opportunities Fund (the “Trust”) and Highland Capital Funds Distributor, Inc., as the principal underwriter of the shares of the Trust, hereby request acceleration of the effective date of Pre-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-210386) so that it will become effective on June 25, 2018 or as soon thereafter as practicable.

Sincerely,

/s/ Christopher Zimmerman
Christopher Zimmerman, Esq.